                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                              LBS Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.010 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    502160104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Jayhawk Capital Management, L.L.C.
                           Attention: Kent C. McCarthy
                         5410 West 61st Place, Suite 100
                              Mission, Kansas 66205
                                 (913) 642-2611
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                               Kirstin P. Salzman
                       Blackwell Sanders Peper Martin LLP
                          4801 Main Street, Suite 1000
                           Kansas City, Missouri 64112
                                 (816) 983-8000

                                November 16, 2007
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all exhibits.  See  ss.240.13d-7  for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.  502160104
-------------------------------------------------------------------------------------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON:
           Kent C. McCarthy

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):

---------- ----------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
    2      (a) [ ]
           (b) [X]
---------- ----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions):
           Not Applicable.
---------- ----------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):      [    ]

---------- ----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           United States

---------- ----------------------------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER:
                                       204,240 (1)
                            ----- -----------------------------------------------------------------------------------------------
       NUMBER OF SHARES
    BENEFICIALLY OWNED BY    8    SHARED VOTING POWER:
    EACH REPORTING PERSON              736,500 (2)
             WITH           ----- -----------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER:
                                       204,240 (1)
                            ----- -----------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER:
                                       736,500 (2)
---------- ----------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                940,740
---------- ----------------------------------------------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):  [   ]
---------- ----------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                4.5%
---------- ----------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                  IN
---------- ----------------------------------------------------------------------------------------------------------------------

(1) These  shares  are held of record by the Kent C.  McCarthy  Revocable  Trust
("Trust") of which Mr. McCarthy is the trustee and sole beneficiary.

(2)  Of  the  shares  listed,   527,400  are   beneficially   owned  by  Jayhawk
Institutional   and  209,100  are   beneficially   owned   directly  by  Jayhawk
Investments.  The shares  beneficially  owned by Jayhawk  Institutional  include
527,400  shares of Common Stock,  112,500 shares of which were acquired upon the exercise  of  previously  reported  Warrants  on  November  9, 2007.  The shares beneficially  owned by  Jawhawk  Investments  include  209,100  shares of Common
Stock.  The relationship of the parties filing this Schedule 13D is described in
Item 2.

CUSIP No.  502160104
-------------------------------------------------------------------------------------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON:
           Jayhawk Capital Management, L.L.C.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 48-1172612
---------- ----------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
    2      (a) [ ]
           (b) [X]
---------- ----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions):
           Not Applicable
---------- ----------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):      [    ]

---------- ----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware, United States
---------- ----------------------------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER:
                            ----- -----------------------------------------------------------------------------------------------
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY       8    SHARED VOTING POWER:
 EACH REPORTING PERSON                 736,500 (1)
          WITH              ----- -----------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER:

                            ----- -----------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER:
                                       736,500 (1)
---------- ----------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                736,500
---------- ----------------------------------------------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
                [X] (2)
---------- ----------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                3.5%
---------- ----------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                  OO
---------- ----------------------------------------------------------------------------------------------------------------------

(1)  Of  the  shares  listed,   527,400  are   beneficially   owned  by  Jayhawk
Institutional   and  209,100  are   beneficially   owned   directly  by  Jayhawk
Investments.  The shares  beneficially  owned by Jayhawk  Institutional  include
527,400  shares of Common Stock,  112,500 shares of which were acquired upon the exercise  of  previously  reported  Warrants  on  November  9, 2007.  The shares beneficially  owned by  Jawhawk  Investments  include  209,100  shares of Common
Stock.  The relationship of the parties filing this Schedule 13D is described in
Item 2.

(2) Excludes  204,240 shares of Common Stock reported herein as held by Mr. Kent
C. McCarthy,  beneficial ownership of which securities is disclaimed pursuant to
Rule 13d-4 under the Act.

-------------------------------------------------------------------------------------------------------------------
CUSIP No.  502160104
-------------------------------------------------------------------------------------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON:
           Jayhawk Institutional Partners, L.P.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 48-1172611

---------- ----------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
    2      (a) [   ]
           (b) [X]

---------- ----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions):
           Not Applicable

---------- ----------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):      [  ]

---------- ----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware, United States
---------- ----------------------------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER:

     NUMBER OF SHARES       ----- -----------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON      8    SHARED VOTING POWER:
           WITH                        527,400 (1)
                            ----- -----------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER:

                            ----- -----------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER:
                                       527,400 (1)
---------- ----------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                527,400
---------- ----------------------------------------------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
                 [X] (2)
---------- ----------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                2.5%
---------- ----------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                  PN
---------- ----------------------------------------------------------------------------------------------------------------------

(1) The  shares  listed  consist  of 527,400  shares of Common  Stock  including
112,500 shares from the exercise of 112,500 Warrants on November 9, 2007.

(2)Excludes  (i) 204,240 shares of Common Stock  reported  herein as held by Mr.
Kent C. McCarthy,  and (ii) 209,100  shares of Common Stock  reported  herein as held by Jayhawk Investments. Beneficial ownership of the securities described in the foregoing  clauses (i) and (ii) is  disclaimed  pursuant to Rule 13d-4 under the Act.

-------------------------------------------------------------------------------------------------------------------
CUSIP No.  502160104
-------------------------------------------------------------------------------------------------------------------

---------- ----------------------------------------------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON:
           Jayhawk Investments, L.P.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 48-1172620

---------- ----------------------------------------------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
    2      (a) [ ]
           (b) [X]

---------- ----------------------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions):
           Not Applicable

---------- ----------------------------------------------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):      [  ]

---------- ----------------------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware, United States

---------- ----------------------------------------------------------------------------------------------------------------------

                             7    SOLE VOTING POWER:

                            ----- -----------------------------------------------------------------------------------------------
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY     8    SHARED VOTING POWER:
  EACH REPORTING PERSON                 209,100
           WITH             ----- -----------------------------------------------------------------------------------------------

                             9    SOLE DISPOSITIVE POWER:

                            ----- -----------------------------------------------------------------------------------------------

                             10   SHARED DISPOSITIVE POWER:
                                       209,100

---------- ----------------------------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                209,100

---------- ----------------------------------------------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
                 [X] (2)

---------- ----------------------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                1.0%

---------- ----------------------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                  PN
---------- ----------------------------------------------------------------------------------------------------------------------
(1) The shares listed include 209,100 shares of Common Stock.
(2) Excludes (i) 204,240 shares of Common Stock  reported  herein as held by Mr.
Kent C. McCarthy,  and (ii) 527,400  shares of Common Stock  reported  herein as held by Jayhawk Institutional.  Beneficial ownership of the securities described in the foregoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Act.

                                  SCHEDULE 13D

     This  Amendment  No. 10 to Schedule  13D (the " Amendment ") is being filed jointly by Kent C. McCarthy,  Jayhawk  Capital  Management,  L.L.C.,  a Delaware
limited liability company ("Jayhawk"),  Jayhawk Institutional Partners,  L.P., a
Delaware limited partnership ("Jayhawk Institutional"), and Jayhawk Investments,
L.P., a Delaware limited partnership  ("Jayhawk  Investments" and, together with
Mr. McCarthy, Jayhawk and Jayhawk Institutional,  "Filing Parties") to amend the cover page of each of the Filing Parties and Items 5 and 7 of the initial  statement on
Schedule  13D  relating  to shares  of  Common  Stock  ("Common  Stock")  of LSB
Industries,  Inc.,  a Delaware  corporation  (the  "Issuer"),  as filed with the
Securities and Exchange  Commission (the  "Commission")  on January 18, 2001, as
amended  by  Amendment  No. 1 filed  with the  Commission  on  March  22,  2002,
Amendment  No. 2 filed with the  Commission  on March 28, 2003,  Amendment No. 3 filed with the  Commission on November 12, 2003,  Amendment No. 4 filed with the
Commission  on January 9, 2004,  Amendment  No. 5 filed with the  Commission  on
January 30,  2006,  Amendment  No. 6 filed with the  Commission  on December 22,
2006,  Amendment No. 7 filed with the Commission on April 4, 2007, Amendment No.
8 filed with the  Commission on August 21, 2007,  and Amendment No. 9 filed with the Commission on November 9, 2007 (the "Original Schedule 13D"). Items 1, 2, 3,
4 and 6 are not amended hereby.

     Unless otherwise  indicated,  capitalized terms used but not defined herein which are defined in the Original  Schedule 13D shall have the meaning  assigned to such terms in the Original Schedule 13D.

     The beneficial  ownership reported in this Amendment No. 10 assumes that at
November 28, 2007,  there were  20,827,088  shares of the Issuer's  Common Stock outstanding.  This figure is based on the shares of Common Stock  outstanding as reported in Form 10-Q for the period  ending  September  30, 2007 filed with the
Commission on November 5, 2007.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b)

     Jayhawk  Institutional  beneficially  owns  527,400  shares of Common Stock
(which  includes  527,400  shares of  Common  Stock  held of  record by  Jayhawk
Institutional, including 112,500 shares of Common Stock which were acquired upon the  exercise  of  previously  reported  Warrants on November 9, 2007 by Jayhawk
Institutional), which represents 2.5% of the Common Stock.

     Jayhawk Investments beneficially owns 209,100 shares of Common Stock, which represents 1.0% of the Common Stock.

     As a result of the  relationship  of Jayhawk to Jayhawk  Institutional  and
Jayhawk  Investments,  Jayhawk  may be deemed to have shared  power to vote,  or direct the vote of, and to dispose,  or direct the  disposition  of, the 736,500 shares of Common Stock beneficially  owned by Jayhawk  Institutional and Jayhawk
Investments,  which, in the aggregate  represents 3.5% of the Common Stock.

     As a result of (i) Mr.  McCarthy being the trustee and sole  beneficiary of the Trust,  Mr.  McCarthy is deemed to  beneficially  own the 204,240  shares of
Common  Stock  held of  record by the  Trust  and (ii) the  relationship  of Mr.
McCarthy  to Jayhawk and  Jayhawk to each of Jayhawk  Institutional  and Jayhawk
Investments,  Mr. McCarthy may be deemed to have shared power to vote, or direct the vote of, and to  dispose,  or direct the  disposition  of, the Common  Stock beneficially  owned  by  Jayhawk  Institutional  and  Jayhawk  Investments.  The
aggregate shares  represented by the foregoing  clauses (i) and (ii) is 940,740, which represents 4.5% of the Common Stock.

     (c) The following  transactions  were  effected on the open market  through brokers since November 8, 2007:

*  Jawhawk  Institutional  acquired  112,500  shares of  Common  Stock  upon the exercise of previously  reported Warrants that were exercised  directly with the
Issuer.

     (d) Not Applicable.

     (e) Kent C. McCarthy's  beneficial ownership in the Issuer dropped below 5%
on  November  16,  2007 when  shares of the Issuer  were sold in an open  market transaction.

Item 7. Material to be Filed as Exhibits.

        1. Joint Filing Agreement dated as of January 9, 2001 (previously filed as
Exhibit 99.1 to Original Schedule 13D filed with the Commission on January 18,
2001).

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  November 28, 2007

                               JAYHAWK INSTITUTIONAL PARTNERS, L.P.

                               By:       Jayhawk Capital Management, L.L.C.,
                                         Its general partner

                                 By:    /s/ Kent C. McCarthy
                                        -----------------------------------------------------
                                        Kent C. McCarthy, Manager

                               JAYHAWK INVESTMENTS, L.P.

                               By:      Jayhawk Capital Management, L.L.C.,
                                        Its general partner

                               By:    /s/ Kent C. McCarthy
                                        -----------------------------------------------------
                                        Kent C. McCarthy, Manager

                                JAYHAWK CAPITAL MANAGEMENT, L.L.C.

                                By:      /s/ Kent C. McCarthy
                                         -----------------------------------------------------
                                         Kent C. McCarthy, Manager

                                    KENT C. MCCARTHY

                                    /s/ Kent C. McCarthy
                                    ---------------------------------------------------------
                                    Kent C. McCarthy